POWER OF ATTORNEY

The undersigned (the "Reporting Person") hereby constitutes and appoints Michael Volkov, Esq. of The Volkov Law Group PC, and each of them acting singly, as the undersigned's true and lawful attorney-in-fact, with full power of substitution, to act in the undersigned's name, place and stead to:

1. Prepare, execute, acknowledge, deliver, and file with the United States Securities and Exchange Commission (the "SEC"), and any securities exchange or other authority, any and all statements, reports, schedules, forms, or other documents (including without limitation Schedules 13D, 13G, Forms 3, 4, 5, and any amendments thereto) relating to the undersigned's beneficial ownership of securities by The James Russell Revocable Trust.

2. Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such statement, schedule, form, or other document, and timely file such document with the SEC and any stock exchange or similar authority.

3. Take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the Reporting Person.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully as the undersigned could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact, and shall not be affected by the subsequent disability or incapacity of the undersigned.



IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on this 30th day of Sept., 2025

The James Russell Revocable Trust
James Russell, Trustee
Title/Capacity: Trustee (if entity)

Notary Acknowledgment

State of Nevada)
County of Clark) ss.:

On this 30th day of Sept., 2025 before me, the undersigned Notary Public, personally appeared James Russell, Trustee, The James Russell Revocable Trust, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is/are subscribed to this instrument, and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

Notary Public
My Commission Expires: 10/20/28

(Seal)

CLAYTON RELL LARSEN
Notary Public, State of Nevada
Appointment No. 24-7655-01
My Appt. Expires Oct 20, 2028